                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) or 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                               GENZYME CORPORATION
             (Exact name of Registrant as Specified in its Charter)


              MASSACHUSETTS                            06-1047163
 (State of Incorporation or Organization)   (I.R.S. Employer Identification No.)


ONE KENDALL SQUARE, CAMBRIDGE, MASSACHUSETTS                    02139
(Address of Principal Executive Offices)                      (Zip Code)


If this Form relates to the               If this Form relates to the
registration of a class of                registration of a class of
securities pursuant to Section            securities pursuant to Section
12(b) of the Exchange Act and is          12(g) of the Exchange Act and
effective upon filing pursuant to         is effective pursuant to General
General Instruction A.(c),                Instruction A.(d), please check
please check the following box./ /        the following box. /X/


Securities Act registration statement file number to which this form relates:_____________________________________
                 (If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

     Title of Each Class                    Name of Each Exchange on Which
     to be so Registered                    Each Class is to be Registered
           NONE                                        NONE

Securities to be registered pursuant to Section 12(g) of the Act:

    GENZYME SURGICAL PRODUCTS DIVISION COMMON STOCK, PAR VALUE $.01 PER SHARE
                            GSP STOCK PURCHASE RIGHTS
                                (Title of Class)
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                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

ITEM 1.   DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

     In this Registration Statement, "we," "us," "our" and "Genzyme" refer to Genzyme Corporation and all of its business divisions collectively, and "our board of directors" and "our board" refer to the board of directors of Genzyme.

     (a) Description of Genzyme Surgical Products Division Common Stock, par value $.01 per share.

     The following description is qualified in its entirely by reference to the more complete description of the terms of Genzyme Surgical Products Division Common Stock, par value $.01 per share ("GZSP Stock"), contained in the Certificate of Vote of Directors Establishing a Series of a Class of Stock relating to the GZSP Stock, which is filed as Exhibit 2 to this Registration Statement and is by this reference incorporated herein.


INTRODUCTION

     We are authorized to issue 390,000,000 shares of common stock, of which:

     - 60,000,000 shares have been designated GZSP Stock;

     - 200,000,000 shares have been designated Genzyme General Division Common Stock, $.01 par value ("GENZ Stock");

     - 40,000,000 shares have been designated Genzyme Molecular Oncology Common Stock, $.01 par value ("GZMO Stock");

     - 40,000,000 shares have been designated Genzyme Tissue Repair Division Common Stock, $.01 par value ("GZTR Stock"); and

     - 50,000,000 shares remain undesignated as to series.

     In addition, we are authorized to issue 10,000,000 shares of preferred stock. Each designated series of common stock has the voting powers, qualifications and rights described below.

     In this description of GZSP Stock, the "fair market value" of shares of any series of our common stock means the average of the daily closing prices of such shares for the 20 consecutive trading days commencing on the 30th trading day prior to the valuation date.

ASSETS INCLUDED IN GENZYME SURGICAL PRODUCTS

     We have designed the GZSP Stock to reflect the value and track the performance of Genzyme Surgical Products, a division of Genzyme. Although Genzyme continues to own all of the corporation's assets, for financial statement purposes Genzyme's interest in the following assets are attributed to Genzyme Surgical Products:

     - Surgical device, closure, instrument, biomaterial and biotherapeutic businesses, products, or development or research programs that existed on the date the GZSP Stock was created and that are directed toward the cardiovascular, general and plastic surgery markets. Assets attributable to the division do not, however, include any such businesses, products, or development or research programs that were allocated to another division immediately prior to date the GZSP Stock was created;

     - All Genzyme assets and liabilities to the extent they were allocated to any of the businesses, products, or development or research programs cited above, in accordance with generally accepted accounting principles consistently applied for all of our business units; and

     - All businesses, products, or development or research programs developed in, or acquired by us, for Genzyme Surgical Products after the creation of the GZSP Stock, as determined by our board.

     If any business, product, development program, research project, assets or properties referred to above are transferred from Genzyme Surgical Products to another of our divisions, Genzyme Surgical Products will no longer include the business, product, program, project, assets or properties so transferred.

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DIVIDENDS

     We have never paid cash dividends on our stock. Currently, we intend to retain our earnings to finance future growth and, therefore, we do not expect to pay any cash dividends on our common stock in the foreseeable future.

     We can declare and pay dividends on a series of our common stock only in amounts permitted under our articles of organization (see next paragraph), and only if we have funds legally available. Under Massachusetts law, we can pay a dividend as long as we are solvent, would remain solvent after the dividend, and the payment would not violate our articles of organization. Subject to those limitations, our board may, in its sole discretion, declare and pay dividends exclusively on any series of our common stock, in equal or unequal amounts, notwithstanding the amounts otherwise available for payment of dividends on each series, the respective voting and liquidation rights of each series, the amounts of prior dividends declared on each series or any other factor.

     Our articles of organization limit the amount available for dividends on a series of common stock, which we refer to as the "Available Dividend Amount," to an amount that is the greater of

     (a) the excess of

         (i) the greater of

              (X) the fair value of the net assets allocated to the division represented by that series of common stock, and

              (Y) an amount equal to, in the case of GZSP Stock, $228,466,000 (division equity allocated to Genzyme Surgical Products division at March 31,
1999); in the case of GENZ Stock, $335,378,000 (division equity allocated to Genzyme General at June 30, 1994); in the case of GZMO Stock, $20,500,000 (division equity allocated to Genzyme Molecular Oncology at September 30, 1996); and, in the case of GZTR Stock, $28,712,000 (division equity allocated to Genzyme Tissue Repair at June 30, 1994). In each case, that dollar amount is increased or decreased, as appropriate, to reflect, after such date

                    (1) the net income or loss of the division,

                    (2) any dividends or other distributions (including by reclassification or exchange) declared or paid with respect to, or repurchases or issuances of, any shares of capital stock attributed to the division, but excluding dividends or other distributions paid in shares of capital stock attributed of that division to holders of that stock, and

                    (3) any other adjustments to the stockholders' equity of the division made in accordance with generally accepted accounting principles, over

          (ii) the sum of:

              (X) the aggregate par value of all outstanding shares of capital stock attributed to the division, and

              (Y) unless our articles of organization permit otherwise, the aggregate amount needed to satisfy any preferential rights to which preferred stockholders of that division, if any, would be entitled upon the dissolution of Genzyme in excess of that preferred stock's aggregate par value, provided, however, that the excess would be reduced by any amount needed by the division to pay its debts as they become due, and

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     (b) the amount available under Massachusetts law for the payment of dividends assuming that the division were a separate corporation.

EXCHANGE OF GZSP STOCK, GZMO STOCK AND GZTR STOCK

     We may exchange GZSP Stock, GZMO Stock or GZTR Stock for any combination of cash and/or GENZ Stock upon the terms described below.

OPTIONAL EXCHANGE

     Our board may at any time exchange all outstanding shares of GZSP Stock, GZMO Stock or GZTR Stock for any combination of cash and/or GENZ Stock having a fair market value equal to 130% of the fair market value of the series to be exchanged. We will determine the fair market value on the day we first publicly announce such exchange.

     The optional exchange provision allows us to redeem all outstanding shares of GZSP Stock, GZMO Stock and/or GZTR Stock and leave outstanding one, two or three series of Genzyme common stock that would, after the exchange, collectively represent the entire equity interest in all of our businesses. We could exercise the optional exchange at any future time if our board determines that considering current facts and circumstances, an equity structure consisting of four series of common stock is no longer in the best interests of all of our stockholders. We may complete an exchange, however, at a time that is disadvantageous to the holders of a particular series of our common stock. The right of our board to exchange at any time all outstanding shares of GZSP Stock, GZMO Stock or GZTR Stock for any combination of cash and/or GENZ Stock having a fair market value equal to 130% of the fair market value of the series to be exchanged does not preclude our board from making an offer to exchange such shares on other terms. Although the holders of the shares to be exchanged would have to approve any alternative offer, we could make such offer on terms less favorable than those provided in our articles of organization.

     If we receive an opinion of tax counsel at any time that an "adverse tax event" has occurred as a result of a "tax law change," however, we may exchange the GZSP Stock for GENZ Stock only, and not for cash, at its fair market value. This means that the holders of the GZSP Stock will not receive any premium in such exchange.

     As used in this description of GZSP Stock, the term "tax law change" means either:

     - any enactment or promulgation of, or amendment to, or change in, the laws or regulations interpreting the laws of the United States or any political subdivision or taxing authority, including any announced proposed change by an applicable legislative committee or its chair in such laws or by an administrative agency in such regulations; or

     - any official or administrative pronouncement, action or judicial decision interpreting or applying such laws or regulations.

     As used in this description of capital stock, the term "adverse tax event" means that it is more likely than not that for U.S. federal income tax purposes:

     - we or our stockholders are, or, at any time in the future will be, subject to tax upon the issuance of shares of the GZSP Stock; or

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     - GZSP Stock is not, or at any time in the future will not be, treated solely as our common stock.

     For purposes of rendering such an opinion, tax counsel will assume that any legislative or administrative proposals will be adopted or enacted as proposed.

MANDATORY EXCHANGE

     If we transfer to a third party in one or more related transactions all or substantially all of the properties and assets allocated to Genzyme Surgical Products, Genzyme Molecular Oncology or Genzyme Tissue Repair to any person, entity or group, we must exchange each outstanding share of GZSP Stock, GZMO Stock or GZTR Stock as follows:

                                                         THE AMOUNT OF CASH AND/OR
IF WE ARE TRANSFERRING                                   GENZ STOCK GIVEN IN
ASSETS OF . . .            THEN, WE MUST EXCHANGE . . .  EXCHANGE WOULD EQUAL . . .
----------------------     ----------------------------  --------------------------
Genzyme Surgical Products  each share of GZSP Stock for  the market value of the
                           cash and/or shares of GENZ    GZSP Stock being
                           Stock.                        exchanged.

Genzyme Molecular          each share of GZMO Stock for  a 30% premium over the
  Oncology                 cash and/or shares of GENZ    market value of the GZMO
                           Stock.                        Stock being exchanged.

Genzyme Tissue Repair      each share of GZTR Stock for  a 30% premium over the
                           cash and/or shares of GENZ    market value of the GZTR
                           Stock.                        Stock being exchanged.

     Fair market value will be determined as of the date the transfer is first announced publicly. This mandatory exchange does not apply, however, where we are selling all or substantially all of our assets, or where the disposition is to a wholly-owned subsidiary or any entity formed at our direction in connection with obtaining financing for the programs or products of Genzyme Surgical Products, Genzyme Molecular Oncology or Genzyme Tissue Repair, as the case may be.

TERMINATION OF CASH EXCHANGE FEATURE

     If we receive an opinion of tax counsel at any time that, because of a tax law change, our right to exchange GZSP Stock for cash would cause an adverse tax event, then our board may by majority vote elect to terminate our cash exchange right. If our board elects to terminate this right, then the GZSP Stock will only be exchangeable for GENZ Stock, and not for cash.

VOTING RIGHTS

     Stockholders of all series of our common stock vote together as one class on all matters that common stockholders generally are entitled to vote, including the election of directors. The following chart shows the number of votes per share each series of common stock is entitled to on such matters, as well as each series' relative voting power based on the number of shares outstanding on May 31, 1999, except for the relative voting power of

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the GZSP Stock, which is based on the number of shares that are expected to be outstanding immediately following the distribution of GZSP Stock on June 28, 1999, as a stock dividend to holders of GENZ Stock:

                          NUMBER OF VOTES PER SHARE            APPROXIMATE PERCENTAGE OF
SERIES                    (UNTIL DECEMBER 31, 2000)               TOTAL VOTING POWER
------                    -------------------------            -------------------------
GZSP Stock                          0.61                                  9.6%

GENZ Stock                          1.00                                 87.9%

GZMO Stock                          0.08                                  1.1%

GZTR Stock                          0.06                                  1.4%

     The percentage of the total voting power of the company's stockholders possessed by any one series can be calculated, at any given time, by dividing the number of votes per share of that series of common stock by the total number of votes per share that all series of common stock possess. On January 1, 2001 and on January 1st every two years thereafter, the number of votes to which each share of GZSP Stock, GZMO Stock and GZTR Stock are entitled will be adjusted as follows:

# of votes for one        =   fair market value of one share of GZSP Stock
  share of GZSP Stock         --------------------------------------------
                              fair market value of one share of GENZ Stock

# of votes for one        =   fair market value of one share of GZMO Stock
  share of GZMO Stock         --------------------------------------------
                              fair market value of one share of GENZ Stock

# of votes for one        =   fair market value of one share of GZTR Stock
  share of GZTR Stock         --------------------------------------------
                              fair market value of one share of GENZ Stock

     If no shares of GENZ Stock are outstanding on that date, then of the series that are outstanding on that date, the series with the highest fair market value per share will be the "base series" and will have one vote per share. Each other series of outstanding common stock will have a number of votes determined according to the above formulas, by replacing GENZ Stock in such formulas with the new base series.

     The voting rights of the GZSP Stock, the GZMO Stock and the GZTR Stock will be appropriately adjusted to avoid dilution of any series' voting rights in the event the outstanding shares of any series are subdivided (by stock split, reclassification or otherwise) or combined (by reverse stock split, reclassification or otherwise), or in the event shares of any series are issued as a dividend or a distribution to stockholders of that series. If shares of only one series are outstanding, or if shares of any series are entitled to vote separately as a class, each share of that series would have one vote.

     The relative voting rights of each series are adjusted from time to time so that a holder's voting rights may more closely reflect the market value of the holder's investment in Genzyme. Adjustments in the relative voting rights of each series of our common stock may influence an investor interested in acquiring and maintaining a fixed percentage of Genzyme's voting power to acquire that percentage of all series of our common stock. The adjustments will limit the ability of investors in one series to acquire for the same consideration relatively greater or lesser voting power per share than investors in another series. If the relative market values of each series of common stock change prior to the first adjustment or in between any adjustments, however, an investor in one series may acquire relatively more or less voting power for the same consideration when compared with investors in another series.

     While generally all common stockholders vote together as a single class, our articles of organization require that holders of a series affected by any of the following proposals

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approve the proposal at a meeting at which both a quorum is present and the votes in favor of the proposal exceed those against it:

     (i) to allow any proceeds from a disposition of the properties or assets allocated to a division to be used in the business of another division without fair compensation;

     (ii) to allow any properties or assets allocated to a division to be used in the business of another division or for the declaration or payment of any dividend or distribution on any series of common stock not attributed to that division without fair compensation;

     (iii) to issue shares of any series of common stock without allocating the proceeds of the issuance to the division represented by that series except, however, for specifically "designated" shares as described below under the heading "-- GZSP Designated Shares, GZMO Designated Shares and GZTR Designated Shares";

     (iv) to change the rights or preferences of any series in a manner that affects the series adversely; or

     (v) to effect any merger or business combination resulting in (a) stockholders of all series together no longer owning, directly or indirectly, at least fifty percent (50%) of the voting power of the surviving corporation, and (b) stockholders of all series not receiving the same form of consideration, distributed among stockholders in proportion to the market capitalization of each series of our common stock as of the date of the first public announcement of the merger or business combination.

     If, however, we receive an opinion of tax counsel at any time that, because of a tax law change, the special voting rights described above for the GZSP Stock would cause an adverse tax event, then our board may amend our articles of incorporation to delete such special voting rights for the GZSP Stock with the approval of holders of a majority of all series of our outstanding capital stock voting together as a single class.

     Under current Massachusetts law, any amendment to our articles of organization that would adversely alter or change the powers, preferences or special rights of any series of common stock, must be approved by a majority of the outstanding shares of each affected series, voting together as a single class. Massachusetts law does not currently provide for any other separate voting rights for a series of common stock. Consequently, because most matters brought to a stockholder vote will require only the approval of a majority of all of our outstanding capital stock entitled to vote, voting together as a single class, and because the GENZ stockholders will initially have more than the number of votes required to approve any such matter, GENZ stockholders would be in a position to control the outcome of the vote.

LIQUIDATION RIGHTS

     If we voluntarily or involuntarily dissolve, liquidate or wind up our affairs, common stockholders will be entitled to receive any net assets remaining for distribution after we have satisfied or made provision for our debts and obligations and for payment to any stockholders with preferential rights to receive distributions of our net assets. We will distribute any remaining assets to common stockholders on a per share basis in proportion to each series' respective per share liquidation units. Common stockholders will have no

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direct claim against any particular assets of Genzyme or its subsidiaries. Each series has the following number of liquidation units:

     - each share of GZSP Stock has 61 liquidation units;

     - each share of GENZ Stock has 100 liquidation units;

     - each share of GZMO Stock has 25 liquidation units; and

     - each share of GZTR Stock has 58 liquidation units.

     The liquidation units of the GZSP Stock, the GZMO Stock and the GZTR Stock will be appropriately adjusted to avoid dilution in the aggregate liquidation rights of any series in the event the outstanding shares of any series are subdivided (by stock split, reclassification or otherwise) or combined (by reverse stock split, reclassification or otherwise), or in the event shares of any series are issued as a dividend or a distribution to stockholders of that series, but will not otherwise be adjusted. A merger or business combination or a sale of all or substantially all of our assets will not be treated as a liquidation. We may not, however, without approval from GZSP stockholders, GZMO stockholders and GZTR stockholders voting as separate series of stock, effect a merger or business combination involving Genzyme that results in (i) stockholders of all series of stock no longer owning, directly or indirectly, at least fifty percent of the voting power of the surviving corporation, and (ii) stockholders of each series not receiving the same form of consideration, distributed among stockholders in proportion to the market capitalization of each series of common stock as of the date of the first public announcement of the merger or business combination.

GZSP DESIGNATED SHARES, GZMO DESIGNATED SHARES AND GZTR
DESIGNATED SHARES

     Designated shares of GZSP Stock, GZTR Stock or GZMO Stock are authorized shares of that series that are not issued and outstanding, but which our board of directors may from time to time issue, sell or otherwise distribute without allocating the proceeds or other benefits of the issuance, sale or distribution to the division tracked by the shares. Until issued by our board, designated shares are not outstanding shares of stock, are not eligible to receive dividends and cannot be voted by Genzyme.

     Following the distribution of GZSP Stock scheduled for June 28, 1999, there will be approximately 1,200,000 designated shares of GZSP Stock remaining unissued, representing a potential 7.5% equity interest in Genzyme Surgical Products. The number of designated shares from time to time will be:

     (i) adjusted as appropriate to reflect subdivisions (by stock split or otherwise) and combinations (by reverse stock split or otherwise) of the GZSP Stock and dividends or distributions of shares of GZSP Stock to GZSP stockholders and other reclassifications of GZSP Stock;

     (ii) decreased by (a) the number of any designated shares of GZSP Stock we issue, the proceeds of which are allocated to Genzyme General, (b) the number of any shares of GZSP Stock issued upon the exercise or conversion of securities convertible into GZSP Stock that are attributed to Genzyme General, and (c) the number of any shares of GZSP Stock we issue as a dividend or distribution or by reclassification, exchange or otherwise to GENZ stockholders; and

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     (iii) increased by

        (a) the number of any outstanding shares of GZSP Stock we repurchase, the consideration for which was allocated to Genzyme General;

        (b) the number of shares of GZSP Stock equal to the fair value (as determined by our board) of assets or properties allocated to Genzyme General that are reallocated to Genzyme Surgical Products (other than reallocations that represent sales at fair value between those divisions) divided by the fair market value of one share of GZSP Stock as of the date of that reallocation; or

        (c) the number of shares of GZSP Stock equal to (i) the aggregate fair market value of any shares of GENZ Stock issued to the limited partners of Genzyme Development Partners in connection with our exercise on behalf of Genzyme Surgical Products of its purchase option to reacquire all of the limited partnership interests of that partnership divided by (ii) the fair market value of one share of GZSP Stock as of the date of such exercise.

     Our articles of organization prohibit us from taking any action that would reduce the number of designated shares of GZSP Stock below zero.

     As of May 31, 1999, there were 1,409,902 designated shares of GZMO Stock, representing a potential 10.0% equity interest in Genzyme Molecular Oncology. The number of designated shares from time to time will be:

     (i) adjusted as appropriate to reflect subdivisions (by stock split or otherwise) and combinations (by reverse stock split or otherwise) of the GZMO Stock and dividends or distributions of shares of GZMO Stock to GZMO stockholders and other reclassifications of GZMO Stock;

     (ii) decreased by (a) the number of any designated shares of GZMO Stock we issue, the proceeds of which are allocated to Genzyme General, (b) the number of any shares of GZMO Stock issued upon the exercise or conversion of securities convertible into GZMO Stock that are attributed to Genzyme General, and (c) the number of any shares of GZMO Stock we issue as a dividend or distribution or by reclassification, exchange or otherwise to GENZ stockholders; and

     (iii) increased by

        (a) the number of any outstanding shares of GZMO Stock we repurchase, the consideration for which was allocated to Genzyme General;

        (b) the number of shares of GZMO Stock equal to the fair value (as determined by our board) of assets or properties allocated to Genzyme General that are reallocated to Genzyme Molecular Oncology (other than reallocations that represent sales at fair value between those divisions) divided by the fair market value of one share of GZMO Stock as of the date of that reallocation; or

        (c) with respect to amounts drawn under an equity line of credit approved by our board providing for the allocation of up to $25 million in cash from Genzyme General to Genzyme Molecular Oncology, a number equal to the sum of the quotients obtained by dividing (A) the amount of each advance under the equity line by (B) $7.00 plus or minus a daily proration of the

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            difference between the price to the public in the Genzyme Molecular
            Oncology initial public offering at $7.00, assuming straight line appreciation or depreciation in the value of the GZMO Stock over the period from the closing date of the acquisition of PharmaGenics, Inc. to the closing date of the IPO; and, thereafter, upon each advance made under the equity line, a number equal to the quotient obtained by dividing (X) the amount of each such advance by (Y) the fair market value of the GZMO Stock on the date of such advance.

     Our articles of organization prohibit us from taking any action that would reduce the number of designated shares of GZMO Stock below zero.

     As of May 31, 1999, there were 2,301,481 designated shares of GZTR Stock, representing a potential 9.0% equity interest in Genzyme Tissue Repair. The number of designated shares from time to time will be:

     (i) adjusted as appropriate to reflect subdivisions (by stock split or otherwise) and combinations (by reverse stock split or otherwise) of the GZTR Stock and dividends or distributions of shares of GZTR Stock to GZTR Stockholders and other reclassifications of GZTR Stock;

     (ii) decreased by (a) the number of any designated shares of GZTR Stock we issue, the proceeds of which are allocated to Genzyme General, (b) the number of any shares of GZTR Stock issued upon the exercise or conversion of securities convertible into GZTR Stock that are attributed to Genzyme General and (c) the number of any shares of GZTR Stock issue as a dividend or distribution or by reclassification, exchange or otherwise to GENZ stockholders; and

     (iii) increased by (a) the number of any outstanding shares of GZTR Stock we repurchase, the consideration for which was allocated to Genzyme General, (b) one for each $10.00 reallocated from Genzyme General to Genzyme Tissue Repair from time to time in satisfaction of a purchase option acquired in our acquisition of BioSurface Technology, Inc., up to a maximum of $30 million, and (c) the number of shares of GZTR Stock equal to the fair value (as determined by our board) of assets or properties allocated to Genzyme General that are reallocated to Genzyme Tissue Repair (other than reallocations that represent sales at fair value between those divisions or reallocations described in clause (b) above) divided by the fair market value of one share of GZTR Stock as of the date of the reallocation.

     Our articles of organization prohibit us from taking any action that would reduce the number of designated shares of GZTR Stock below zero.

     Whenever we issue or sell additional shares of any series of common stock, we will identify (i) the number of shares issued and sold for the account of the division to which they relate, the proceeds of which will be allocated to and reflected in the financial statements of that division and (ii) the number of shares issued and sold from the designated shares of GZSP Stock, GZMO Stock and/or GZTR Stock, which shall reduce the number of designated shares, and the proceeds of which may be used for any proper corporate purpose. In the event we repurchase outstanding shares of GZSP Stock, GZMO Stock or GZTR Stock, we will identify the number of shares that are repurchased for consideration that was allocated to Genzyme General and the number of designated shares may increase accordingly.

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DETERMINATIONS BY OUR BOARD

     Any determination made by our board in good faith under any of the provisions described above will be final and binding on all stockholders.

"ANTI-TAKEOVER" PROVISIONS

CONTRACTUAL MEASURES

     Our articles of organization and by-laws contain provisions that could discourage potential takeover attempts and prevent stockholders from changing our management. For instance, our board is authorized to issue shares of common stock and preferred stock in series, enlarge the board's size and fill any vacancies on the board. Also, stockholders face restrictions on calling a special meeting of stockholders, bringing business before an annual meeting and nominating candidates for election as directors. We also have agreements with certain officers containing change of control provisions.

     In addition, we have a stockholder rights plan. Under this plan, each outstanding share of GZSP Stock, GENZ Stock, GZMO Stock and GZTR Stock also represents a right that, under certain circumstances, will permit the holder (other than a holder who, under the rights plan, is considered an acquiror) to purchase at a favorable price large amounts of GZSP Stock, GENZ Stock, GZMO Stock and GZTR Stock or securities of a successor to Genzyme, such that an acquiror's interest in Genzyme would be substantially diluted. Currently, the rights are not exercisable. Upon the occurrence of certain events, however, including certain tender or exchange offers and aggregations by one holder of large amounts of our common stock, the rights will trade separately from the GZSP Stock, GENZ Stock, GZMO Stock and GZTR Stock and become exercisable. The rights are described completely in a rights agreement between us and American Stock Transfer & Trust Company as Rights Agent.

BUSINESS COMBINATION STATUTE

     The Massachusetts "Business Combination" statute provides that, if a person acquires 5% or more of the outstanding voting stock of a Massachusetts corporation without the approval of its board of directors (an "interested stockholder"), he or she may not engage in certain transactions with the corporation for three years. There are exceptions to this prohibition, including

     - if the board of directors approves the acquisition of stock or the transaction prior to the time that the person became an interested stockholder;

     - if the interested stockholder acquires 90% of the outstanding voting stock of the company (excluding voting stock owned by directors who are also officers and certain employee stock plans) in one transaction; or

     - if the transaction is approved by the board and by two-thirds of the outstanding voting stock not owned by the interested stockholder.

     We are subject to the Massachusetts Business Combination statute unless we elect not to be. Genzyme has not elected to be exempt and does not currently intend to do so.

CONTROL SHARE ACQUISITION STATUTE

     The Massachusetts "Control Share Acquisition" statute provides that a person (the "acquiror") who makes a bona fide offer to acquire, or acquires, shares of stock that would result in his or her controlling at least either 20%, 33 1/3% or a majority of the voting power

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

of the corporation, cannot vote those acquired shares unless he or she obtains the approval of a majority in interest of the shares held by all stockholders, excluding shares held by the acquiror, officers of the corporation, and directors who are also employees of the corporation. The statute does not require that the acquiror have already purchased the shares before the stockholder vote.

     As permitted under Massachusetts law, we have elected not to be governed by the Massachusetts Control Share Acquisition statute. However, our board could decide at a future date that it is in the company's and our stockholders' best interests that we be governed by the statute. If so, our board may amend the by-laws accordingly. Any such amendment, however, would apply only to acquisitions that occur after the effective date of the amendment.

RIGHTS OF CERTAIN HOLDERS

     The holders of 3,163,032 shares of our capital stock can, under certain circumstances, require us to register those shares. Notwithstanding these rights, all of those shares, if held by nonaffiliates of Genzyme, can be sold without restriction under the federal securities law.

TRANSFER AGENT AND REGISTRAR

     American Stock Transfer & Trust Company is the registrar and transfer agent for each series of our common stock.

         (b) Description of the GSP Stock Purchase Rights.

         Pursuant to the Amended and Restated Renewed Rights Agreement dated as of June 10, 1999 (the "Agreement") between Genzyme Corporation and American Stock Transfer & Trust Company, as Rights Agent, each outstanding share of GZSP Stock also represents one preferred stock purchase right (a "GSP Stock Purchase Right"). Each GSP Stock Purchase Right will, upon becoming exercisable, entitle the holder to buy one newly-issued share of Genzyme's Series D Junior Participating Preferred Stock, par value $0.01 per share, for each share of GZSP Stock, at an exercise price of $150 per share. The description of the GSP Stock Purchase Rights is contained in Amendment No. 1 to the Registrant's Registration Statement on Form 8-A filed with the Securities and Exchange Commission (the "Commission") on June 11, 1999, which is incorporated herein by reference.

  ITEM 2.   EXHIBITS.

       1.     Restated Articles of Organization of the Registrant. Filed as
              Exhibit 1 to the Registrant's Registration Statement on Form 8-A filed with the Commission on June 18, 1997, and incorporated herein by reference.

       2. Series Designation for the Genzyme Surgical Products Division Common Stock. Filed herewith.

       3. Series Designation for the Series A, Series B, Series C and Series D Junior Participating Preferred Stock of the Registrant. Filed as
              Exhibit 2 to Amendment No. 1 to the Registrant's Registration Statement on Form 8-A filed with the Commission on June 11, 1999, and incorporated herein by reference.

       4. By-Laws of the Registrant. Filed as Exhibit 3.2 to the Registrant's Current Report on Form 8-K dated December 31, 1991 (File No. 0-14680), and incorporated herein by reference.

       5. Management and Accounting Policies Governing the Relationship of Genzyme Divisions. Filed as Exhibit 99.5 to the Registrant's Current Report on Form 8-K dated June 11, 1999 (File No. 0-14680), and incorporated herein by reference.

       6. Amended and Restated Renewed Rights Agreement dated as of June 10, 1999 between the Registrant and American Stock Transfer & Trust Company. Filed as Exhibit 4 to Amendment No. 1 to the Registrant's Registration Statement on Form 8-A filed with the Commission on June 11, 1999, and incorporated herein by reference.




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
                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             GENZYME CORPORATION



Date:    June 11, 1999                  By: /s/ Michael S. Wyzga
                                            --------------------------
                                           Name: Michael S. Wyzga
                                           Title: Senior Vice President, Finance
                                                  and Chief Financial Officer

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
EXHIBIT NO.   DESCRIPTION

       1.     Restated Articles of Organization of the Registrant. Filed as
              Exhibit 1 to the Registrant's Registration Statement on Form 8-A filed with the Commission on June 18, 1997, and incorporated herein by reference.

       2. Series Designation for the Genzyme Surgical Products Division Common Stock. Filed herewith.

       3. Series Designation for the Series A, Series B, Series C and Series D Junior Participating Preferred Stock of the Registrant. Filed as
              Exhibit 2 to Amendment No. 1 to the Registrant's Registration Statement on Form 8-A filed with the Commission on June 11, 1999, and incorporated herein by reference.

       4. By-Laws of the Registrant. Filed as Exhibit 3.2 to the Registrant's Current Report on Form 8-K dated December 31, 1991 (File No. 0-14680), and incorporated herein by reference.

       5. Management and Accounting Policies Governing the Relationship of Genzyme Divisions. Filed as Exhibit 99.5 to the Registrant's Current Report on Form 8-K dated June 11, 1999 (File No. 0-14680), and incorporated herein by reference.

       6. Amended and Restated Renewed Rights Agreement dated as of June 10, 1999 between the Registrant and American Stock Transfer & Trust Company. Filed as Exhibit 4 to Amendment No. 1 to the Registrant's Registration Statement on Form 8-A filed with the Commission on June 11, 1999, and incorporated herein by reference.

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